Exhibit 1

                                  [DESC LOGO]

                   DESC ANNOUNCES SECOND QUARTER 2003 RESULTS
                   ------------------------------------------



Mexico City, July 24, 2003 - Desc, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its results for the second quarter ended June 30, 2003 (2Q03). All figures were prepared according to generally accepted accounting principles in Mexico.

                                   HIGHLIGHTS
                                   ----------

2Q03 results, compared to the previous quarter (1Q03), reflect an important recovery, posting a 45.4% EBITDA increase due to:

           |X| The sale of land properties in the Real Estate Sector for over US $100 million, which offset the decline in the Automotive Sector caused by the low demand from industries in the U.S. and Mexico, as well as the seasonal effect of Easter Week during April 2003,

           |X| The increase in capacity utilization, which reached almost 100% in certain Chemical Sector businesses (solution rubber, emulsion rubber and carbon black), despite the closing of tire plants in Mexico during 2002, and

           |X| More favorable results from the Food Sector as a result of improved sales volumes in the branded products business through Corfuerte in Mexico.

For the second quarter of 2003, Desc's operating results declined compared to 2Q02, operating income decreased 11.6% and EBITDA declined 6.4% mainly due to the following factors:

           |X| The elimination of sales to DaimlerChrysler during this quarter, from the stamping, axle and propeller shaft businesses, as a result of Mexico City plant closing, the delay in the initiation of operations of the Tractor Project, which affected the production of power train components and temporary shutdowns in some OEMs assembly plants,

           |X|        Raw material costs increases in the Chemical Sector, and

           |X| Outstanding results from the Real Estate Sector, as a result of the sale of a land property in the State of Mexico and a lot in the Arcos Bosques project.


                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                       -----------------------------------
                          TABLE 1. CONSOLIDATED FIGURES
       Figures in millions of constant Pesos (Ps.) and U.S. dollars (US$)

--------------------------------------------------------------------------------------------------------------------
                                           2Q03          2Q02      2Q03 VS. 2Q02        1Q03       2Q03 VS. 1Q03
--------------------------------------------------------------------------------------------------------------------
        Sales (Ps.)(3)                     5,748        5,463           5.2%           5,123           12.2%
--------------------------------------------------------------------------------------------------------------------
        SALES (US$)(1)                      550          551           -0.3%            471            16.6%
--------------------------------------------------------------------------------------------------------------------
       EXPORTS (US$)(2)                     212          265           -19.8%           216            -1.6%
--------------------------------------------------------------------------------------------------------------------
   Operating Income (Ps.)(3)                442          476           -7.1%            218           102.8%
--------------------------------------------------------------------------------------------------------------------
   OPERATING INCOME (US$)(1)                42           48            -11.6%           20            111.3%
--------------------------------------------------------------------------------------------------------------------
      Operating Margin                     7.7%         8.7%                           4.2%
--------------------------------------------------------------------------------------------------------------------
       EBITDA4 (Ps.)(3)                     772          783           -1.4%            552            39.8%
--------------------------------------------------------------------------------------------------------------------
       EBITDA4 (US$)(1)                     74           79            -6.4%            51             45.4%
--------------------------------------------------------------------------------------------------------------------
 Net Majority Income (Ps.)(3)               125         -283             NA            -323             NA
--------------------------------------------------------------------------------------------------------------------
 NET MAJORITY INCOME (US$)(1)               12           -29             NA             -30             NA
--------------------------------------------------------------------------------------------------------------------


1 Figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

2 All export figures are based on real sales invoiced in U.S. dollars.

3 All figures in this report are expressed in constant pesos as of June 30, 2003.

4 "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

* Please refer to the end of this release to the Non GAAP Financial reconciliation Schedule.

                                                    Second Quarter 2003 Results
--------------------------------------------------------------------------------

SALES
-----

Compared to 1Q03, sales increased 16.6%, to US $550 million, compared to US $471 million for the previous quarter. This increase was mainly due to the over 400% revenue increase from the Real Estate Sector as a result of the sale of two important land properties located in the State of Mexico and in Mexico City. Both sales represented approximately US $ 100 million.

During the second quarter 2003, dollar sales remained flat compared to 2Q02 reaching US $550 million, mainly due to the higher sales in the Real Estate Sector, previously described.

Year-over-year sales from the Automotive Sector declined 27.5% due to the decline in vehicle demand from Mexico and the U.S. In the Chemical Sector, dollar sales dropped 3.8% as a result of price wars in most of the businesses, despite the fact that capacity is running at a 90%-100% in most of these. In the Food Sector, the 8.9% decline in revenues was due to the divestiture of the pork operations in the Bajio region, which took place during the second half of 2002. Excluding these operations, sales from this Sector decreased 4.4%.

GRAPH 1 - NET SALES 2Q03

  Sector                                Net Sales 2Q03 (%)
  ------                                ------------------
  AUTOPARTS                             32%
  CHEMICAL                              33%
  FOOD                                  15%
  REAL ESTATE                           20%

EXPORTS
-------

Quarter-over-quarter, exports remained at similar levels due to the mixed results; a 3.0% rise in the Automotive Sector, a 9.9% decline in the Chemical Sector and a 0.9% increase in the Food Sector.

Total exports during 2Q03 reached US $212 million, a 19.8% decline compared to the figure reported during 2Q02. This decrease was due to the economic slowdown in the U.S. causing a negative effect in the Automotive, Food and Chemical Sectors, which declined by 28.4%, 5.0% and 4.9%, respectively. During the quarter, exports represented 38.6% of total sales.

OPERATING INCOME AND OPERATING MARGIN
-------------------------------------

Quarter-over-quarter consolidated operating income increased over 110% from US $20 million to US $42 million, mainly due to the excellent performance of the Real Estate Sector (+519.3%). These increases offset the 62.2% decline in the operating income from the Automotive Sector due to the seasonality effect of Easter Week and the drop in volumes in the automotive industry in Mexico and the U.S.

Operating income declined 11.6% to US $42 million in 2Q03 from US $48 million in 2Q02. This decrease was mainly due to the 87.2% decline in the Automotive Sector due to the seasonality effect of the quarter, a lower demand from the U.S. market and the closing and the DaimlerChrysler operations during 2002, which impacted the stamping, axle and propeller shaft businesses.

In the Chemical Sector, operating income declined 60.4% due to the increases in raw materials prices during April and May as well as the price wars in the Polymers and Ecosystems business divisions.

TAXES
-----

During the quarter, tax provisions reached US $10 million, which included Income and Asset Taxes and Employee Profit Sharing, a 56.6% decline compared to 2Q02, reflecting a lower operating result. Deferred taxes had a net effect in the amount of US $11 million.

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                                                    Second Quarter 2003 Results
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NET MAJORITY INCOME (LOSS)
--------------------------

Net majority income for the second quarter of 2003 was US $12 million, reflecting the US $16 million exchange rate gain.

DEBT STRUCTURE
--------------

Year-over-year, Desc posted a US $58 million net debt increase, mainly due to the lower operating results from the Automotive and Chemical Sectors and higher working capital requirements in these sectors.

Quarter-over-quarter, the Company's net debt remained stable at US $987 million.

                             TABLE 2. DEBT BREAKDOWN
                             -----------------------
                      (Figures in millions of U.S. dollars)

-----------------------------------------------------------------------------------------------------------
                            JUN 30-02       SEP 30-02       DEC 31-02       MAR 31-03       JUN 30-03
-----------------------------------------------------------------------------------------------------------
Cash                           214             163             232             103              82
-----------------------------------------------------------------------------------------------------------
Total Debt                    1,143           1,083           1,178           1,082            1,069
-----------------------------------------------------------------------------------------------------------
Net Debt                       929             920             946             979              987
-----------------------------------------------------------------------------------------------------------
Interest Coverage              3.8x            3.8x            3.4x            3.0x            3.0x
-----------------------------------------------------------------------------------------------------------
Leverage Ratio*                3.3x            3.4x            4.4x            4.9x            4.9x
-----------------------------------------------------------------------------------------------------------
Leverage Ratio**               3.2x            3.3x            4.2x            4.7x            4.6x
-----------------------------------------------------------------------------------------------------------

*TOTAL DEBT - CASH + US $50 MILLION / EBITDA LAST 12 MONTHS.
**TOTAL DEBT - CASH  / EBITDA LAST 12 MONTHS.

At the end of the second quarter of 2003, the debt composition was 68% dollar-denominated and 32% peso-denominated. Debt profile at the end of the 2Q03 is 73% in long-term debt and 27% in short-term debt. The average cost of debt was 4.5% for dollar-denominated and 7.05% for peso-denominated, compared to 4.8% and 9.1%, respectively in 2Q02.

DEBT REFINANCING

As of the close of the first quarter and second quarter of 2003, Desc was not in compliance with the Leverage EBITDA covenant under its Ps. 1.3 billion credit agreement and its US $275 million credit agreement (collectively, the "Credit Agreements"). Desc is otherwise in compliance with the Credit Agreements, including making timely payments of principal and interest.

To date, lenders under the Credit Agreements and other credit facilities which have cross-default provisions have not exercised any remedies.

Desc is pursuing a waiver of these defaults and the refinancing of the Credit Agreements and certain of its other credit facilities. While Desc can make no assurances, Desc presently believes that it will be successful in reaching an agreement with its lenders regarding the refinancing of a significant portion of its credit facilities (including the Credit Agreements) and in obtaining such a waiver. However, Desc may incur additional costs in the form of fees, interest expense or additional restrictions in connection with any such waiver, refinancing and / or amendment of its credit facilities.

If Desc is unable to obtain a waiver with respect to these defaults, the lenders under the Credit Agreements could declare the outstanding borrowings thereunder immediately due and payable, which would trigger cross-acceleration provisions in Desc's other credit facilities.

Any such acceleration or the exercise of other rights and remedies by the lenders under these credit agreements would likely have a material adverse effect on Desc.

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
                                                    Second Quarter 2003 Results
--------------------------------------------------------------------------------

RESULTS BY SECTOR
-----------------

AUTOMOTIVE SECTOR [AUTOMOTRIZ LOGO]
Table 3 shows the figures obtained in the Automotive Sector.

                        TABLE 3. DESC AUTOMOTIVE FIGURES
                        --------------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

-----------------------------------------------------------------------------------------------------------------
                                        2Q03         2Q02        2Q03 VS. 2Q02      1Q03         2Q03 VS. 1Q03
-----------------------------------------------------------------------------------------------------------------
      Sales (Ps.)                       1,844        2,406          -23.4%          1,945           -5.2%
-----------------------------------------------------------------------------------------------------------------
      SALES (US$)                        176          243           -27.5%           179            -1.5%
-----------------------------------------------------------------------------------------------------------------
     EXPORTS (US$)                       120          168           -28.4%           117            3.0%
-----------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)                   42           310           -86.5%           116           -64.0%
-----------------------------------------------------------------------------------------------------------------
OPERATING INCOME (US$)                    4           31            -87.2%           11            -62.2%
-----------------------------------------------------------------------------------------------------------------
   Operating Margin                     2.3%         12.9%                          6.0%
-----------------------------------------------------------------------------------------------------------------
     EBITDA (Ps.)1                       224          478           -53.2%           299           -25.1%
-----------------------------------------------------------------------------------------------------------------
     EBITDA (US$)1                       21           48            -55.6%           28            -22.0%
-----------------------------------------------------------------------------------------------------------------


1 "EBITDA" as used in this Press Release is Operating Profit (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. EBITDA should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

*Please refer to the end of this release to the Non GAAP Financial reconciliation Schedule.

Quarter-over-quarter, dollar sales declined 1.5% due to lower demand from the OEMs. Operating income declined 62.2% reflecting a decline in revenues and the higher costs of raw materials.

Sales and operating income declined 27.5% and 87.2%, respectively, compared to the same quarter of 2002. This result was mainly due to:

           a) The sales decline in the axle, stamping and propeller shaft businesses as a result of the closing of the DaimlerChrysler plant in Mexico City,

           b)         The holiday period during Easter Week in April 2003,

           c) Temporary shutdowns in some assembly plants such as GM, Ford, Nissan, Volkswagen and DaimlerChrysler, in order to reduce inventories, and

           d) The closing of the spark plug and electric component businesses during 2Q02.

Mexico's total vehicle production, for the six-month period ended June 30, 2003, was 829,802 units, which represents a 13.0% decline when compared to the same period of 2002.

The sales decline caused operating income to reach US $4.0 million, reaching an operating margin of 2.3% and EBITDA of US $21.5 million. Quarter-over-quarter, operating income and EBITDA declined 62.2% and 22.0%, respectively, due to the previously-mentioned factors and the decline in vehicle demand in Mexico and the U.S.

During the second quarter the implementation of the Tractor Project continued. This project which consists in the manufacturing of components for axles, half-axles and output-shafts contributed with sales of US $ 14.4 million during 2Q03.

The increases in unit sales volumes are listed below:

           |X|        propeller shafts 17.9%,
           |X|        pins 30.7%,
           |X|        constant velocity joints 16.6%, and
           |X|        tappets 39.1%.


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                                                    Second Quarter 2003 Results
--------------------------------------------------------------------------------

Year-over-year, the most significant reductions were in the following businesses:

           |X|        pick-up boxes 92.6%,
           |X|        pistons 35.9%,
           |X|        light transmissions 36.7%,
           |X|        heavy-duty transmissions 21.7%,
           |X|        aluminum wheels 31.2%, and
           |X|        steel wheels 30.9%.


Export sales reached US $119.9 million, a 28.4% decline compared to the same quarter of 2002.

The average capacity utilization in transmissions, stampings, axles and cv joints businesses reached approximately 52%.

Sales per employee increased to US $103.3 thousand, compared to US $113.5 thousand in the same period of the previous year. This decline reflects the sales decline reported during the quarter.

During the quarter investments were made in the following projects:

1. Tractor Project - US $4.8 million to complete the installation and validation of the machinery which was moved from the United States to Queretaro and the State of Mexico,

2. CV joints plant - US $1.5 million invested in the expansion of capacity, and

3. Maintenance - US $1.4 million for maintenance of the remaining operations.






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                                                    Second Quarter 2003 Results
--------------------------------------------------------------------------------

CHEMICAL SECTOR [CHEMICAL SECTOR LOGO]
Table 4 shows the figures obtained in the Chemical Sector.


                        TABLE 4. CHEMICAL SECTOR FIGURES
                        --------------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

-----------------------------------------------------------------------------------------------------------------
                                        2Q03         2Q02        2Q03 VS. 2Q02      1Q03         2Q03 VS. 1Q03
-----------------------------------------------------------------------------------------------------------------
      Sales (Ps.)                       1,874        1,847           1.4%           2,035           -7.9%
-----------------------------------------------------------------------------------------------------------------
      SALES (US$)                        179          187           -3.8%            187            -4.1%
-----------------------------------------------------------------------------------------------------------------
     EXPORTS (US$)                       66           69            -4.9%            73             -9.9%
-----------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)                   53           129           -58.6%           40             32.8%
-----------------------------------------------------------------------------------------------------------------
OPERATING INCOME (US$)                    5           13            -60.4%            4             39.1%
-----------------------------------------------------------------------------------------------------------------
   Operating Margin                     2.9%         7.0%                           2.0%
-----------------------------------------------------------------------------------------------------------------
     EBITDA (Ps.)1                       137          207           -33.7%           132            3.7%
-----------------------------------------------------------------------------------------------------------------
     EBITDA (US$)1                       13           21            -36.8%           12             8.2%
-----------------------------------------------------------------------------------------------------------------

1 "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

*Please refer to the end of this release to the Non GAAP Financial reconciliation Schedule.

Compared to 1Q03, sales declined 4.1% in 2Q03 due to a lower demand in the phosphates and laminates businesses. Operating income increased 39.1% due to the lower costs of raw materials towards the end of May and during June 2003.

During the quarter, sales slightly declined 3.8% compared to 2Q02, as a result of the decrease in sales such as polystyrene, phosphates and laminates, due to price wars, lower requirements of detergent production and the contraction of the furniture industry.

Exports for the quarter declined 4.9%, from US $69 million in 2Q02, to US $66 million in 2Q03.

Raw material prices such as butadiene monomer (BM) and styrene monomer (SM) as well as natural gas remained stable after reaching, in certain cases, high historic levels. Year-over-year, styrene monomer and styrene monomer increased 88% and 24% while natural gas increased an average 64%. These raw material price increases were not entirely passed onto final prices due to the current market conditions. Therefore, operating margin declined from 7.0% in 2Q02 to 2.9% in 2Q03 and EBITDA dropped 36.8% during the same period.

Despite the current condition and notwithstanding the low demand in some of the businesses, the subsidiaries dedicated to the production of carbon black, solution rubber, emulsion rubber and acrylic laminate increased their average capacity utilization to 100%.

The strict controls in operating expenses have helped to partially offset cost increases.


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                                                    Second Quarter 2003 Results
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FOOD SECTOR [FOOD SECTOR LOGO]
Table 5 shows the figures obtained in the Food Sector.

                          TABLE 5. FOOD SECTOR FIGURES
                          ----------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

------------------------------------------------------------------------------------------------------------------
                                         2Q03         2Q02        2Q03 VS. 2Q02      1Q03         2Q03 VS. 1Q03
------------------------------------------------------------------------------------------------------------------
       Sales (Ps.)                       893           930            -3.9%           906            -1.4%
------------------------------------------------------------------------------------------------------------------
       SALES (US$)                        85            94            -8.9%            83            2.5%
------------------------------------------------------------------------------------------------------------------
      EXPORTS (US$)                       26            28            -5.0%            26            0.9%
------------------------------------------------------------------------------------------------------------------
 Operating Income (Ps.)                   25            -5              NA             9            163.8%
------------------------------------------------------------------------------------------------------------------
 OPERATING INCOME (US$)                   2             0               NA             1            180.2%
------------------------------------------------------------------------------------------------------------------
    Operating Margin                     2.8%         -0.5%                           1.0%
------------------------------------------------------------------------------------------------------------------
      EBITDA (Ps.)1                       65            42            56.0%            48            34.4%
------------------------------------------------------------------------------------------------------------------
      EBITDA (US$)1                       6             4             47.5%            5             40.4%
------------------------------------------------------------------------------------------------------------------

1 "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

*Please refer to the end of this release to the Non GAAP Financial reconciliation Schedule.

The following table provides the operating margins of the branded products and pork businesses:

                     TABLE 6. FOOD SECTOR - RELEVANT FIGURES
                     ---------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                    2Q03             2Q02         2Q03 VS. 2Q02       1Q03        2Q03 VS. 1Q03
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
BRANDED PRODUCTS
--------------------------------------------------------------------------------------------------------------------
SALES (MILLIONS OF US$)              55               55                0%               54             2.1%
--------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN                    2.8%             6.3%                               1.0%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
PORK BUSINESS
--------------------------------------------------------------------------------------------------------------------
SALES (MILLIONS OF US$)              31               39              -20.5%             29             3.9%
--------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN                    2.7%            -10.1%                              1.2%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
FOOD (CONSOLIDATED)
--------------------------------------------------------------------------------------------------------------------
SALES (MILLIONS OF US$)              85               94               -8.9%             83             2.5%
--------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN                    2.8%            -0.5%                               1.0%
--------------------------------------------------------------------------------------------------------------------

*The Pork Business includes the Bajio region operations.


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                                                    Second Quarter 2003 Results
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BRANDED PRODUCTS

Quarter-over-quarter net sales remained flat due to the solid performance of the "Del Fuerte" tomato puree, "Embasa" ketchup and the increase in coffee exports to the U.S.

Other contributed factors were the new line of "Del Fuerte" chiles and salsas launched during the fourth quarter of 2002, the distribution of "Ybarra" canned tuna and the increased sales in the "Zuko" powdered beverage concentrate. These factors have helped compensate for the drop in economic consumption in Mexico and the U.S.

During this quarter, ASF (Authentic Specialty Foods), the branded products business in the U.S., reported an expense due to the severance payments, which negatively impacted its operating income. Year-over-year, another relevant event was the increase in costs main raw materials offset by the improved performance of the plants operation and strict expense controls.

As a result, the operating margin of the branded products division declined from 6.3% in 2Q02 to 2.8% in 2Q03.

PORK BUSINESS

During the quarter, sales in the Pork Business declined 20.5% due to the closing of the Bajio region operations in 3Q02.

Excluding the Bajio operations, sales declined 10.2%.

The operating margin was 2.7%, which was above the -10.1% reported in 2Q02, as a result of the 14.3% increase in prices from Ps. 14.08 per kg. in 2Q02 to Ps.
16.10 per kg. in 2Q03, despite the increase in the cost of raw materials, and the closing of the Bajio operation, which had high negative margins.

Capacity utilization remained at 100% in the Southeast region despite the 2.2% decline in sales volumes year-over-year.


GRAPH 2: NATIONAL PORK PRICE
[Graph Displaying National Pork Prices. Source is national market information systems (SECOFI).]




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                                                    Second Quarter 2003 Results
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REAL ESTATE SECTOR [REAL ESTATE SECTOR LOGO]

Following are the results for the real estate sector for the second quarter of 2003:

                              TABLE 7. DINE FIGURES
                              ---------------------
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)

-----------------------------------------------------------------------------------------------------------------
                                        2Q03         2Q02       2Q03 VS. 2Q02       1Q03        2Q03 VS. 1Q03
-----------------------------------------------------------------------------------------------------------------
      Sales (Ps.)                       1,124         266           323.2%           233           382.4%
-----------------------------------------------------------------------------------------------------------------
     SALES (US $)                        107          26            307.1%           21            402.3%
-----------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)                   344          59            480.2%           58            493.0%
-----------------------------------------------------------------------------------------------------------------
OPERATING INCOME (US $)                  33            6            472.2%            5            519.3%
-----------------------------------------------------------------------------------------------------------------
   Operating Margin                     30.5%        21.7%                          24.7%
-----------------------------------------------------------------------------------------------------------------
     EBITDA (Ps.)1                       350          65            439.8%           64            447.0%
-----------------------------------------------------------------------------------------------------------------
     EBITDA (US$)1                       33            6            430.2%            6            470.7%
-----------------------------------------------------------------------------------------------------------------

1 "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

*Please refer to the end of this release to the Non GAAP Financial reconciliation Schedule.


Sales in 2Q03 reached US $107.1 million, an increase of 307.1% compared to 2Q02 and of 402.3% compared to 1Q03, reflecting the sale of two important properties. The first, a US $76 million land property located in the State of Mexico (with permits and the basic infrastructure for its development) and the second a US $ 20 million, 187 thousand sq.ft. commercial lot located in the Arcos Bosques project.

The results for the quarter reflect these two transactions.

Sales for the quarter were as follows:

           |X|        residential land reserves 70.5%,
           |X|        commercial lots 23.5 %, and
           |X|        Punta Mita and Arcos Bosques, the remaining 6%.

Operating margin for the quarter was 30.5%, compared to the 21.7% achieved in 2Q02 and the 24.7% achieved in 1Q03, as a result of the sales previously described.

During this quarter, the Real Estate Sector achieved an important portion of its strategic goals, which included the sale of large properties purchased a long time ago and is the reason why it reported a much stronger profit compared to previous quarters.

In Punta Mita, we concluded the marketing and sales of the lots denominated Ranchos and continued to sell and develop the residential lots with ocean and golf course views. Investments into this project during the quarter were US $1.1 million.

In Bosques de Santa Fe, we have concluded the construction and sold 82% of the single-family and 42% of the multi-family lots. The construction of the club house in this property is on schedule and it is expected to be completed by the first half of 2004. Investments made into this project during 2Q03 were US $5.8 million.

In Arcos Bosques, the construction of North Building "C" continued this quarter. This project is expected to be concluded towards the end of 2003. During the quarter, a 20 thousand sq.ft. office space was sold and US $2.9 million were invested in the building.

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                                                    Second Quarter 2003 Results
--------------------------------------------------------------------------------


             CONTACTS:     MARISOL VAZQUEZ-MELLADO
                           ALEJANDRO DE LA BARREDA / CAROLINA RENDON
                           TEL.: (5255) 5261 8037
                           ALEJANDRO.DELABARREDA@MAIL.DESC.COM.MX




                             xx TABLES TO FOLLOW xx












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                                                    Second Quarter 2003 Results
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
                                                  FINANCIAL INDICATORS
----------------------------------------------------------------------------------------------------------------
                                         2Q03        1Q03        4Q02        3Q02         2Q02         1Q02
----------------------------------------------------------------------------------------------------------------
Interest Coverage                        3.0x        3.0x         3.3x        3.8x        3.8x         3.4x
----------------------------------------------------------------------------------------------------------------
Short-term debt                           27%         23%         28%         20%          26%          35%
----------------------------------------------------------------------------------------------------------------
Long-term debt                            73%         77%         72%         80%          74%          65%
----------------------------------------------------------------------------------------------------------------
Peso-denominated debt                     32%         31%         39%         32%          31%          23%
----------------------------------------------------------------------------------------------------------------
Dollar-denominated debt                   68%         69%         61%         68%          69%          77%
----------------------------------------------------------------------------------------------------------------



      ------------------------------------------------------------------------
                                  OUTSTANDING SHARES
      ------------------------------------------------------------------------
      "A" Shares                       587,479,900               42.9%
      ------------------------------------------------------------------------
      "B" Shares                       506,257,866               37.0%
      ------------------------------------------------------------------------
      "C" Shares                       275,341,610               20.1%
      ------------------------------------------------------------------------
             TOTAL                  1,369,079,376                100.0%
      ------------------------------------------------------------------------


To reconcile all Non GAAP items the following tables, which include Depreciation and Amortization figures, are provided:

                     NON GAAP RECONCILIATION SCHEDULE TABLES
                     ---------------------------------------
                       DESC, S.A. DE C.V. AND SUBSIDIARIES
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)

----------------------------------------------------------------------------------------------------------------------
                                            2Q03         2Q02          2Q03 VS. 2Q02        1Q03         2Q03 VS. 1Q03
----------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos               442          476              -7.1%             218             102.8%
----------------------------------------------------------------------------------------------------------------------
Operating Profit US $                        42            48             -11.6%             20              111.3%
----------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos          330          307              7.6%              334             -1.3%
----------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $             32            31              1.8%              31               2.5%
----------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                 772          783              -1.4%             552             39.8%
----------------------------------------------------------------------------------------------------------------------
EBITDA US $                                  74            79              -6.4%             51              45.4%
----------------------------------------------------------------------------------------------------------------------


                                AUTOMOTIVE SECTOR
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)

---------------------------------------------------------------------------------------------------------------------------
                                            2Q03           2Q02          2Q03 VS. 2Q02          1Q03        2Q03 VS. 1Q03
---------------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos               42            310               -86.5%             116             -64.0%
---------------------------------------------------------------------------------------------------------------------------
Operating Profit US $                         4             31               -87.2%             11              -62.2%
---------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos          182           168                 8.4%             183              -0.5
---------------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $             17             17                  2.7%            17               3.4%
---------------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                 224           478                -53.2%            299             -25.1%
---------------------------------------------------------------------------------------------------------------------------
EBITDA US $                                  21             48                -55.6%            28              -22.0%
---------------------------------------------------------------------------------------------------------------------------

                                 WWW.DESC.COM.MX

                                                    Second Quarter 2003 Results
--------------------------------------------------------------------------------


                                 CHEMICAL SECTOR
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)

----------------------------------------------------------------------------------------------------------------------------
                                              2Q03         2Q02           2Q03 VS. 2Q02       1Q03         2Q03 VS. 1Q03
----------------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos                 53           129               -58.6%            40              32.8%
----------------------------------------------------------------------------------------------------------------------------
Operating Profit US $                           5            13               -60.4%             4              39.1%
----------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos            84            78                7.4%             92              -8.9%
----------------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $                8            8                 1.6%              8              -5.2%
----------------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                   137          207               -33.7%            132             3.7%
----------------------------------------------------------------------------------------------------------------------------
EBITDA US $                                    13            21               -36.8%            12              8.2%
----------------------------------------------------------------------------------------------------------------------------


                                   FOOD SECTOR
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)

----------------------------------------------------------------------------------------------------------------------------
                                             2Q03         2Q02           2Q03 VS. 2Q02       1Q03         2Q03 VS. 1Q03
----------------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos                25            -5                 NA               9             163.8%
----------------------------------------------------------------------------------------------------------------------------
Operating Profit US $                          2            0                  NA               1             180.2%
----------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos           40            47               -13.8%            39              2.9%
----------------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $               4            4                -18.3%             4              6.9%
----------------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                  65            42               56.0%             48              34.4%
----------------------------------------------------------------------------------------------------------------------------
EBITDA US $                                    6            4                47.5%              5              40.4%
----------------------------------------------------------------------------------------------------------------------------


                               REAL ESTATE SECTOR
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)

----------------------------------------------------------------------------------------------------------------------------
                                            2Q03         2Q02           2Q03 VS. 2Q02       1Q03         2Q03 VS. 1Q03
----------------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos               344           59               480.2%            58             493.0%
----------------------------------------------------------------------------------------------------------------------------
Operating Profit US $                        33            6                472.2%             5             519.3%
----------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos           6            6                14.3%              6              6.3%
----------------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $             0.6          0.6                8.1%             0.6            -10.4%
----------------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                 350           65               439.8%            64             447.0%
----------------------------------------------------------------------------------------------------------------------------
EBITDA US $                                  33            6                430.2%             6             470.7%
----------------------------------------------------------------------------------------------------------------------------

                                 WWW.DESC.COM.MX

                                                    Second Quarter 2003 Results
--------------------------------------------------------------------------------

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                           Consolidated Balance Sheet
              (In millions of constant pesos, as of June 30, 2003)

----------------------------------------------------------------------------------------------------------------
                                                                         2Q03            2Q02               %
----------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and Short Term Investments                                            852           2,184           -61.0%
Account and Documents Receivable                                         5,707           4,458            28.0%
Inventories and Other Assets                                             3,033           3,134            -3.2%
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                     9,592           9,776            -1.9%
----------------------------------------------------------------------------------------------------------------

Land held for development and real estate projects                       3,597           4,100           -12.3%
Fixed Assets                                                            12,999          13,465            -3.5%
Investments in shares of Subsidiaries Non Consolidated                      62             302           -79.5%
Other Assets                                                             2,545           2,731            -6.8%
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            28,795          30,374            -5.2%
----------------------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities:
Banks Loans                                                              2,958           2,995            -1.2%
Suppliers                                                                2,117           2,164            -2.2%
Taxes to be paid                                                           655             453            44.6%
Other Liabilities                                                        1,537           1,734           -11.4%
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                7,267           7,346            -1.1%
----------------------------------------------------------------------------------------------------------------


Long-Term Debt                                                           8,183           8,628            -5.1%
Deferred taxes                                                           1,397             914            52.8%
Other                                                                      568             471            20.6%
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       17,415          17,359             0.3%
----------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital Stock                                                               18              18             0.0%
Paid-in Surplus                                                          1,170           1,170             0.0%
Retained Earnings and Capital Reserve                                   20,325          21,361            -4.8%
Other                                                                  -13,872         -13,501             2.7%
----------------------------------------------------------------------------------------------------------------
TOTAL MAJORITY INTEREST                                                  7,641           9,048           -15.5%
----------------------------------------------------------------------------------------------------------------

Minority Interest                                                        3,739           3,967            -5.7%
TOTAL STOCKHOLDERS' EQUITY                                              11,380          13,015           -12.6%
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              28,795          30,374            -5.2%
----------------------------------------------------------------------------------------------------------------

                                 WWW.DESC.COM.MX

                                                    Second Quarter 2003 Results
--------------------------------------------------------------------------------

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                         Consolidated Income Statements
              (In millions of constant pesos, as of June 30, 2003)

-------------------------------------------------------------------------------------------------------
                                                     2Q03                 2Q02                    VAR.
-------------------------------------------------------------------------------------------------------
Net Sales                                           5,748                5,463                    5.2%
Cost of Sales                                       4,395                4,073                    7.9%
-------------------------------------------------------------------------------------------------------
GROSS PROFIT                                        1,353                1,390                   -2.7%
-------------------------------------------------------------------------------------------------------

Operating Expenses:
Administrative and Selling Expenses                   911                  914                   -0.3%
-------------------------------------------------------------------------------------------------------
OPERATING INCOME                                      442                  476                   -7.1%
-------------------------------------------------------------------------------------------------------

Interest Expense                                      263                  203                   29.5%
Interest Income                                       (5)                 (15)                  -64.7%
Exchange Gain (loss), net                           (168)                  548                      NA
Gain on Monetary Position                            (41)                 (89)                  -53.2%
-------------------------------------------------------------------------------------------------------
COMPREHENSIVE FINANCIAL RESULT                         49                  647                   -92.4
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
OTHER EXTRAORDINARY INCOME OR EXPENSES               (23)                  121                      NA
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISIONS                              416                (292)                      NA
-------------------------------------------------------------------------------------------------------

Provisions for:

Income and Asset Tax                                   91                  192                  -52.5%
Employee Profit Sharing                                16                   40                  -60.9%
Deferred Income Taxes                                 112                (257)                      NA
-------------------------------------------------------------------------------------------------------
TOTAL TAXES                                           219                 (25)                      NA
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
NET CONSOLIDATED INCOME                               197                (267)                      NA
-------------------------------------------------------------------------------------------------------

Minority Interest                                      72                   16                  358.1%
-------------------------------------------------------------------------------------------------------
MAJORITY NET INCOME                                   125                (283)                      NA
-------------------------------------------------------------------------------------------------------

12 months Net Income per Share                     (0.82)                -0.39                      NA

Number of shares outstanding:                       1,369                1,369                      NA
(Millions of shares)
EBITDA                                                772                  783                   -1.4%
-------------------------------------------------------------------------------------------------------

                                 WWW.DESC.COM.MX

                                                    Second Quarter 2003 Results
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                  2Q03         1Q03      ACUM. 2003     4Q02       3Q02         2Q02
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
SALES (US$)
---------------------------------------------------------------------------------------------------------------------
Consolidated                                       550          471        1,021         430        490          551
---------------------------------------------------------------------------------------------------------------------
Automotive Sector                                  176          179          356         166        203          243
---------------------------------------------------------------------------------------------------------------------
Chemical Sector                                    179          187          367         173        185          187
---------------------------------------------------------------------------------------------------------------------
Food Sector                                         85           83          169          87         76           94
---------------------------------------------------------------------------------------------------------------------
Real Estate Sector                                 107           21          129           4         24           26
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
EXPORTS (US$)
---------------------------------------------------------------------------------------------------------------------
Consolidated                                       212          216          428         187        222          265
---------------------------------------------------------------------------------------------------------------------
Automotive Sector                                  120          117          237         102        128          168
---------------------------------------------------------------------------------------------------------------------
Chemical Sector                                     66           73          139          64         68           69
---------------------------------------------------------------------------------------------------------------------
Food Sector                                         26           26           52          21         26           28
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (US$)
---------------------------------------------------------------------------------------------------------------------
Consolidated                                        42           20           62         -17         36           48
---------------------------------------------------------------------------------------------------------------------
Automotive Sector                                    4           11           15          -9         15           31
---------------------------------------------------------------------------------------------------------------------
Chemical Sector                                      5            4            9           0         11           13
---------------------------------------------------------------------------------------------------------------------
Food Sector                                          2            1            3           0         10            0
---------------------------------------------------------------------------------------------------------------------
Real Estate Sector                                  33            5           38          -3          3            6
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN
---------------------------------------------------------------------------------------------------------------------
Consolidated                                      7.7%         4.2%         6.1%       -3.8%       7.3%         8.7%
---------------------------------------------------------------------------------------------------------------------
Automotive Sector                                 2.3%         6.0%         4.1%       -5.5%       7.4%        12.9%
---------------------------------------------------------------------------------------------------------------------
Chemical Sector                                   2.9%         2.0%         2.4%        0.1%       6.2%         7.0%
---------------------------------------------------------------------------------------------------------------------
Food Sector                                       2.8%         1.0%         1.9%       -0.3%      12.6%        -0.5%
---------------------------------------------------------------------------------------------------------------------
Real Estate Sector                               30.5%        24.7%        29.5%      -80.9%      10.6%        21.7%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
EBITDA (US$)
---------------------------------------------------------------------------------------------------------------------
Consolidated                                        74           51          124          18         67           79
---------------------------------------------------------------------------------------------------------------------
Automotive Sector                                   21           28           49          11         32           48
---------------------------------------------------------------------------------------------------------------------
Chemical Sector                                     13           12           25          11         20           21
---------------------------------------------------------------------------------------------------------------------
Food Sector                                          6            5           11           4         13            4
---------------------------------------------------------------------------------------------------------------------
Real Estate Sector                                  33            6           39          -3          4            6
---------------------------------------------------------------------------------------------------------------------

* Actual figures.

--------------------------------------------------------------------------------
This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.
--------------------------------------------------------------------------------

                                 WWW.DESC.COM.MX